Innodata Inc. Three University Plaza Hackensack, NJ 07601

November 18, 2015

VIA EDGAR

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Innodata Inc.

Registration Statement on Form S-3

Filed October 20, 2015

File No. 333-207524

Dear Ms. Mills-Apenteng:

Set forth below is the response of Innodata Inc. (the “Company”) to the SEC Staff’s comment set forth in your letter dated November 9, 2015.

For reference purposes, the comment as reflected in the Staff’s letter dated November 9, 2015 is reproduced in bold and the corresponding response of the Company is shown below the comment.

General

1.	We note that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the filing of the registration statement does not appear to exceed $75 million, as required by General Instruction I.B.1. of Form S-3. In this regard, please advise us as to the basis upon which you are eligible to register securities on Form S-3 at this time. If you believe that Form S-3 is available in reliance on General Instruction I.B.6., please refer to Instruction 7 to General Instruction I.B.6. of Form S-3 and revise accordingly.

Company Response to Comment 1:

The Company has relied on General Instruction I.B.6. of Form S-3 in filing the registration statement. To the extent that the Company continues to rely on General Instruction I.B.6. at the time it makes an offering of securities under the registration statement, it will set forth on the front cover of the relevant prospectus supplement the calculation of the aggregate market value of the registrant’s outstanding voting and non-voting common equity, and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus supplement, as required by Instruction 7 of General Instruction I.B.6.

Maryse Mills-Apenteng

November 18, 2015

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to call the undersigned at (201) 371-8017 or Jeffrey Folger at Folger & Folger at (212) 697-7301.

Sincerely,

/s/ Amy Agress

Amy Agress

Vice President, General Counsel and Secretary

Innodata Inc.